The Super Crowd, Inc., a public benefit corporation
Balance Sheet
As of 2023-12-31

| | December 31, 2022 | | December 31, 2023 | |
|---|---|---|---|---|
| Assets | | | | |
| Cash and Bank Balances | | | | |
| Total Cash and Bank Balances | | | $ | 9,862.17 |
| Accounts Receivable | $ | 1,000.00 | $ | 1,486.08 |
| Total Other Current Assets | $ | 1,000.00 | $ | 1,486.08 |
| Total Assets | $ | 1,000.00 | $ | 11,348.25 |
| | | | | |
| Liabilities | | | | |
| Current Liabilities | | | | |
| Accounts Payable | $ | 89.54 | $ | 1,682.84 |
| Credit Cards | | | | 1,674.27 |
| Due to Principle Shareholder | | 343.00 | | 1,026.00 |
| Unearned Sponsorship Revenue | | 1,000.00 | | 7,067.50 |
| Payroll Liabilities | | 0.00 | | 1,511.90 |
| Total Liabilities | $ | 1,432.54 | $ | 12,962.51 |
| | | | | |
| Equity | | | | |
| Common Shares | $ | 250.00 | $ | 27,655.08 |
| Retained Earnings | | | | |
| Profit for all prior years | | | | (682.54) |
| Profit between Jan 1 and Dec 31 | | (682.54) | | (28,586.80) |
| Total Retained Earnings | | (682.54) | | (29,269.34) |
| Total Equity | $ | (432.54) | $ | (1,614.26) |
| | | | | |
| Total Liabilities and Equity: | $ | 1,000.00 | $ | 11,348.25 |

The Super Crowd, Inc., a Public Benefit Corporatio
Profit and Loss
12 Months Ending December 31, 2023

|  | 12 Months Ending December 31, 2022 | | 12 Months Ending December 31, 2023 |
| --- | --- | --- | --- |
| **Income** | | | |
| SuperCrowdXX Annual Event Ticket Revenue | $ | - | $ 1,890.50 |
| SuperCrowd Local Ticket Revenue | | | 1,332.70 |
| SuperCrowdXX Sponsorship Revenue | | | 19,000.00 |
| Sales Discounts | | | (2,650.00) |
| Total Income | $ | - | $ 19,573.20 |
|  | | | |
| **Cost of Goods Sold** | | | |
| Direct Event Costs - Misc | | | $ 545.40 |
| Direct Event Costs - Catering | | | 1,140.68 |
| Direct Event Costs - Travel | | | 2,412.33 |
| Direct Event Costs - Printing | | | 229.63 |
| Direct Event Costs - Venue | | | 1,222.00 |
| Total Cost of Goods Sold | $ | - | $ 5,550.04 |
|  | | | |
| Gross Profit | $ | - | $ 14,023.16 |
|  | | | |
| **Operating Expenses** | | | |
| Advertising & Promotion | | | $ 1,446.08 |
| Event Door Prizes | | | 300.00 |
| Revenue Share | | | 3,428.50 |
| Bank Service Charges | | | 551.50 |
| Merchant Account Fees | | | 270.09 |
| Dues & Subscriptions | | | 54.95 |
| Web Services | | | 2,267.83 |
| Office Supplies | | | 23.42 |
| Accounting and Related Professional Fees | | | 66.00 |
| Legal and Related Professional Fees | | 682.54 | 549.00 |
| Printing and Shippin | | | 97.49 |
| Insurance – General Liability | | | 1,003.52 |
| Contractor Expenses | | | 3,299.14 |
| Principle Shareholder's Contract Expense | | | 21,896.30 |
| Meals and Entertainment | | | 81.43 |
| Travel | | | 555.15 |
| Payroll Employer Taxes | | | 741.00 |
| Payroll Gross Pay | | 0.00 | 6,000.00 |
| Total Operating Expenses | $ | 682.54 | $ 42,631.40 |

The Super Crowd, Inc., a Public Benefit Corporatio
Profit and Loss
12 Months Ending December 31, 2023

| | 12 Months Ending December 31, 2022 | 12 Months Ending December 31, 2023 |
|---|---|---|
| Operating Income: | $ (682.54) | $ (28,608.24) |
| | | |
| Interest Income | $ - | $ 96.24 |
| Interest Expense | 0.00 | (74.80) |
| Pre-Tax Income: | $ (682.54) | $ (28,586.80) |
| | | |
| Income Tax Expense: | $ - | $ - |
| Net Income: | $ (682.54) | $ (28,586.80) |

The Super Crowd, Inc., a public benefit corporation,

Cash Flow

For the 12 months ending December 31, 2023

|  | 12 Months Ending December 31, 2023 |
|---|---|
| **Cash from Operations:** | |
| Net Income: | -$28,586.80 |
| Adjustments to reconcile net income to cash flow from operations: | |
| Change in A/R: | -$486.08 |
| Change in A/P: | $1,593.30 |
| Change in Amount Due to Principle Shareh | $683.00 |
| Change in Unearned Sponsorship Revenue | $6,067.50 |
| Change in Payroll Liabilities: | $1,511.90 |
| Total Adjustments: | $9,369.62 |
| | |
| Cash Used in Operations: | -$19,217.18 |
| | |
| **Cash Used in/from Financing:** | |
| Cash From Credit Cards: | $1,674.27 |
| Cash from Common Share Issuance: | $27,405.08 |
| Total Cash From Financing: | $29,079.35 |
| | |
| Net Cash Flow: | $9,862.17 |
| | |
| Beginning Cash Balance: | $0.00 |
| Ending Cash Balance: | $9,862.17 |
| Net Cash Flow: | $9,862.17 |
| | |
| *Check:* | *$0.00* |

Certification:

The financial statements of The Super Crowd, Inc., a Public Benefit Corporation, included in this form are true and complete in all material respects.



Devin D. Thorpe

President, TSCI